SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Rani Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

753018 100

(CUSIP Number)

Mir Imran

InCube Labs, L.L.C.

c/o Rani Therapeutics Holdings, Inc.

2051 Ringwood Avenue

San Jose, California 95131

(408) 457-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Mir Imran
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,411,124(a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,411,124(a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,411,124(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 44.3%(b)
14.	Type of Reporting Person (see instructions) IN

(a)

The aggregate number and percentage of Class A Common Stock beneficially owned represents 22,411,124 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding Class A limited liability company unit of Rani Therapeutics, LLC (each an “LLC Interest”) is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).

(b)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 50,550,794 shares of Class A Common Stock outstanding following the closing of the Issuer’s initial public offering on August 3, 2021, based on information set forth in the Issuer’s prospectus on Form 424B4 filed by the Issuer on August 2, 2021, and assuming the exchange or redemption of all underlying LLC Interests for shares of Class A Common Stock on a one-for-one basis.

1.	Name of Reporting Persons InCube Labs, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,411,124(a)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,411,124(a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,411,124(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 44.3%(b)
14.	Type of Reporting Person (see instructions) IN

(a)

The aggregate number and percentage of Class A Common Stock beneficially owned represents 22,411,124 shares of Class B Common Stock. Each share of Class B Common Stock and its corresponding Class A limited liability company unit of Rani Therapeutics, LLC (each an “LLC Interest”) is exchangeable at the option of the holder into one share of Class A Common Stock (for which the Company may substitute cash at its election).

(b)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 50,550,794 shares of Class A Common Stock outstanding following the closing of the Issuer’s initial public offering on August 3, 2021, based on information set forth in the Issuer’s prospectus on Form 424B4 filed by the Issuer on August 2, 2021, and assuming the exchange or redemption of all underlying LLC Interests for shares of Class A Common Stock on a one-for-one basis.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Rani Therapeutics Holdings, Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at 2051 Ringwood Avenue, San Jose, California 95131.

Item 2.	Identity and Background.

(a)

This Statement is being jointly filed by (i) Mir Imran, a United States citizen, and (ii) InCube Labs, L.L.C., a Delaware limited liability company (“ICL”, and together with Mr. Imran, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

Mr. Imran is the sole managing member of ICL, which is wholly owned by Mr. Imran and his family.

(b)	The principal business address of each of the Reporting Persons is 2051 Ringwood Avenue, San Jose, California 95131.

(c)

The principal business of Mr. Imran is serving as a Director of the Issuer and Managing Member of ICL. The principal business of ICL is conducting research, developing and commercializing healthcare related innovations.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the consummation of the Issuer’s initial public offering of Class A Common Stock (the “IPO”), in 2012, ICL purchased 42,382,546 common units (“Common Units”) of Rani Therapeutics, LLC, a California limited liability company (“Rani LLC”), at a price of $0.001 per unit, for an aggregate purchase price of $42,382.55, which ICL paid for with its working capital. The IPO was conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. To implement the “Up-C” structure, Rani LLC effected certain organizational changes which included the incorporation of the Issuer as a Delaware corporation on April 6, 2021, the amendment and restatement of Rani LLC’s limited liability company agreement to (i) appoint the Issuer as the sole managing member of Rani LLC and (ii) effectuate a recapitalization of all outstanding units and profits interests of Rani LLC into a single class of economic nonvoting Class A units (the “Class A Units”) and an equal number of voting noneconomic Class B units of Rani LLC (the “Class B Units”), the contribution of all Class B Units to the Issuer in exchange for a corresponding number of shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), each share of which entitles its holder to 10 votes per share. All of ICL’s Common Units were exchanged for 22,411,124 shares of Class A Units and an equal number of Class B Units, which were contributed to the Issuer in exchange for a corresponding number of shares of Class B Common Stock.

The IPO priced on July 29, 2021 and the shares of Class A Common Stock began trading on the Nasdaq Global Market on July 30, 2021. For more information on the IPO and the “Up-C” structure and the organizational changes undertaken by Rani LLC in connection therewith, see the Issuer’s Registration Statement on Form S-1 (File No. 333-257809) (the “Registration Statement”) filed with the SEC.

Item 4.	Purpose of Transaction.

The information set forth in Item 1 and Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In his capacity as Executive Chairman and a director of the Issuer, Mr. Imran intends to continue taking an active role in the Issuer’s governance. Also, subject to applicable approvals from the board of directors, Mr. Imran may receive additional securities of the Issuer in connection with the director compensation policy.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes that there were 50,550,794 shares of Class A Common Stock outstanding following the closing of the Issuer’s initial public offering on August 3, 2021, based on information set forth in the Issuer’s prospectus on Form 424B4 filed by the Issuer on August 2, 2021, and assuming the exchange or redemption of all underlying LLC Interests for shares of Class A Common Stock on a one-for-one basis.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, ICL directly holds 22,411,124 shares of Class B Common Stock and 22,411,124 LLC Interests, which are redeemable for shares of Class A Common Stock on a one-for-one basis. Such shares of Class B Common Stock will be cancelled on a one-for-one basis if the Issuer, at the election of ICL, redeems or exchanges ICL’s LLC Interests pursuant to the terms of the fifth amended and restated limited liability company agreement of Rani Therapeutics, LLC (the “Rani LLC Agreement”).

In general, each share of Class B Common Stock has no economic rights and entitles its holder to ten votes on all matters on which Issuer’s stockholders are entitled to vote generally. Holders of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Each share of Class A Common Stock is entitled to one vote on all matters on which Issuer’s stockholders are entitled to vote generally.

Mr. Imran is the sole managing member of ICL, which is wholly owned by Mr. Imran and his family.

(c)	The information set forth in Item 3 and Item 4 of this Statement is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Letter

In connection with the IPO, on April 19, 2021, each of Mr. Imran and ICL entered into a letter agreement with BofA Securities, Inc., Stifel, Nicolaus & Company, Incorporated, Cantor Fitzgerald & Co. and Canaccord Genuity LLC (the “Underwriters”), the underwriters of the IPO, pursuant to which, among other things, the Class A Common Stock into which the LLC Interests directly held by ICL are exchangeable, are subject to a lock-up for 180 days after the execution of the underwriting agreement between the Issuer, the Underwriters and the other parties thereto in connection with the IPO, subject to customary exemptions.

Registration Rights Agreement

On August 3, 2021, the Issuer, ICL and other parties thereto entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, at any time following the expiration of any related lock-up period, the holders of LLC Interest can require the Issuer to register under the Securities Act shares of Class A Common Stock issuable to such holders upon, at the Issuer’s election, redemption or exchange of their LLC Interests, and the holders of Class A Common Stock can require the Issuer to register under the Securities Act the shares of Class A Common Stock issued to such holders in connection with the IPO. The Registration Rights Agreement also provides for piggyback registration rights for the holders of LLC Interests.

Fifth Amended and Restated Limited Liability Company Agreement of Rani Therapeutics, LLC

Pursuant to the Rani LLC Agreement, the holders of LLC Interests are entitled to have their LLC Interests redeemed, at their election (subject to the terms of the Rani LLC Agreement), for newly issued shares of Class A Common Stock on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). Upon the exercise of the redemption right, the redeeming member will surrender its LLC Interests to Rani LLC for cancellation. The Rani LLC Agreement requires that the Issuer contribute shares of Class A Common Stock to Rani LLC in exchange for an amount of newly issued LLC Interests in Rani LLC that will be issued to the Issuer equal to the number of LLC Interests redeemed from the redeeming holder. Rani LLC will then distribute the shares of Class A Common Stock to the redeeming holder to complete the redemption. In the event of such a redemption election, the Issuer may effect a direct exchange of Class A Common Stock or a cash payment equal to a volume weighted average market price of one share of Class A Common Stock for each such LLC Interest in lieu of such a redemption. Whether by redemption or exchange, the Issuer is obligated to ensure that at all times the number of LLC Interests it owns equals the number of shares of Class A Common Stock issued by it (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Tax Receivable Agreement

On August 3, 2021, the Issuer entered into a Tax Receivable Agreement with ICL and continuing LLC owners who are party thereto (the “Tax Receivable Agreement”), which provides for the payment by the Issuer to such continuing LLC owners of 85% of the benefits, if any, that the Issuer actually realizes, or is deemed to realize (calculated using certain assumptions) pursuant to the terms of the Tax Receivable Agreement.

The description of the Lock-up Agreement, Registration Rights Agreement, Rani LLC Agreement and Tax Receivable Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Form S-1/A filed by the Issuer on July 26, 2021).

Exhibit 99.2 - Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed by the Issuer on July 16, 2021).

Exhibit 99.3 - Fifth Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.4 to the Form S-1/A filed by the Issuer on July 16, 2021).

Exhibit 99.4 - Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to the Form S-1/A filed by the Issuer on July 16, 2021).

Exhibit 99.5 - Schedule 13D Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

InCube Labs, L.L.C

By:	/s/ Mir Imran
	Name:	Mir Imran
	Title:	Managing Member

Mir Imran

/s/ Mir Imran